Exhibit 99.1

Enzymotec Ltd. Reports First Quarter 2017 Unaudited Financial Results

MIGDAL HA'EMEQ, Israel, May 17, 2017 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•	First quarter net revenues increased 13.4% to $12.0 million, compared to the fourth quarter of 2016, but decreased 14.1%, compared to the first quarter of 2016.

•
First quarter net revenues (utilizing the proportionate consolidation method used for segment reporting) increased 26.2% to $17.1 million, compared to the fourth quarter of 2016, and remained stable, compared to the first quarter of 2016.

•	First quarter gross margin increased by 3.4% and 23.8% to 70.2%, up from 66.8% and 46.4% in the first quarter and the fourth quarter of 2016, respectively.

•	First quarter research and development expenses increased 17.5% and 23.9%, respectively, to $2.2 million, compared to the first quarter and the fourth quarter of 2016.

•	First quarter selling and marketing expenses increased 6.3% and 7.8%, to $4.6 million, respectively, compared to the first quarter and the fourth quarter of 2016.

•	First quarter Adjusted EBITDA* was $1.5 million, compared to $2.7 million in the first quarter of 2016, and $(1.4) million in the fourth quarter of 2016.

•
First quarter GAAP net income was $25,000, or $0.00 per diluted share, compared to GAAP net income of $1.4 million, or $0.06 per diluted share, in the first quarter of 2016, and GAAP net loss of $(4.2) million, or $(0.18) per diluted share, in the fourth quarter of 2016.

•
First quarter non-GAAP net income* was $0.8 million, or $0.03 per diluted share, compared to non-GAAP net income of $2.1 million, or $0.09 per diluted share, in the first quarter of 2016 and non-GAAP net loss of $(2.4) million, or $(0.10) per diluted share in the fourth quarter of 2016.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

•	Appointed Erez Israeli as President and Chief Executive Officer.

•
Significant increase in INFAT revenues to $10.1 million (proportionate consolidation method) in the first quarter of 2017, representing a 37.8% increase over the prior year period and 64.0% sequentially.

•	Reached patent agreement for krill oil with Neptune Technologies & Bioresources, ending all litigation with Neptune.
•
Record quarterly “sales out”, or sales of products to end-users, based on IMS data and VAYA Pharma’s online sales channel. First Quarter “sales out” grew 31% over the first quarter last year and 5% sequentially.

•	Growth in VAYA's online pharmacy sales led to inventory destocking by wholesalers of $1.0 million in the first quarter. Wholesaler inventory is now believed to be at conservative levels.

•
Completed the clinical phase of two clinical trials, relating to products for the dietary management of Autism Spectrum Disorder and of Attention Deficit Hyperactivity Disorder in adults. Results are expected to be finalized over the course of 2017. Accordingly, quarterly research and development expenses are expected to decrease for the balance of 2017.

•
Warning letter issued by the FDA to a service provider alleging Vayarin® is a "new drug"; in addition Vayarin®, Vayacog® and Vayarol® became subject to an FDA Import Alert# 66-41 titled "Detention without Physical Examination of Unapproved New Drugs Promoted in the U.S." as further described in a Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 10, 2017.

“Enzymotec started the year on solid footing and with renewed confidence as the Company returned to profitability. Infant nutrition saw revenues jump to $10.1 million using the proportionate consolidation method and VAYA Pharma continues to show promise with 31% year-over-year “sales-out” growth,” commented Erez Israeli, Enzymotec’s President and Chief Executive Officer. “We are firmly committed to infant nutrition as we continue to experience positive growth, which further demonstrates the value proposition we offer the brands and OEMs. A portion of this growth may be influenced by customer inventory increases, related to the regulatory climate in China. Demand for our prescription VAYA Pharma products continues to grow and we look forward to having the opportunity to directly engage with the FDA to address its concerns regarding the labelling and classification of medical foods. Although we had a continuation of wholesaler destocking by another $1.0 million this quarter, we believe that their inventories are now at levels that will significantly reduce the risk of further negative impact on our revenue growth. As we look at the krill business, which remains viable in a competitive market, we believe that the product has opportunities that we will explore throughout the remainder of the year, particularly now that the patent dispute with Neptune has been amicably resolved.”

“With a smooth and swift transition of our leadership now complete, I believe that it is now imperative to first evaluate, mend and strengthen the foundation on which Enzymotec was built, and devise new strategies to grow the business across the board. I believe Enzymotec remains in a position of strength with a solid balance sheet including $73.8 million in cash, deposits and marketable securities and a wealth of opportunities for growth in our core businesses. I look forward to presenting a renewed company vision in the near future,” concluded Erez Israeli.

First Quarter 2017 Results

Net revenues for the first quarter of 2017 decreased 14.1% to $12.0 million, from $14.0 million for the first quarter of 2016. Based on the proportionate consolidation method that is used for segment reporting, net revenues for the first quarter of 2017 decreased 0.3% to $17.09 million, from $17.15 million for the first quarter of 2016. The decrease was primarily due to a decrease of $2.0 million in sales of krill products as a result of the intense competition in the market, a decrease of $0.5 million in sales of PS products and a decrease of $0.4 million in sales of VAYA Pharma products resulting from further inventory destocking by wholesalers, all offset by an increase of $2.8 million in INFAT® sales (proportionate consolidation method) due to increased adoption of INFAT® primarily in the China infant nutrition market.

Gross margin for the first quarter of 2017 increased 340 basis points to 70.2% from 66.8% for the first quarter of 2016, primarily due to a change in product mix.

Research and development expenses for the first quarter of 2017 increased 17.5% to $2.2 million, from $1.9 million in the first quarter of 2016, primarily due to an increase of $0.2 million in expenses related to VAYA Pharma clinical trials. Research and development expenses are expected to decrease for the remainder of the year as the clinical phase of the clinical trials in the dietary management of Autism and ADHD is now complete.

Selling and marketing expenses for the first quarter of 2017 increased 6.3% to $4.6 million, from $4.3 million in the first and the fourth quarters of 2016, primarily related to an expansion in the VAYA Pharma's sales force, infrastructure and related marketing activities in the U.S in the first half of 2016.

Adjusted EBITDA* for the first quarter of 2017 decreased 45.8% to $1.5 million, from $2.7 million for the first quarter of 2016. The decrease was driven by a decrease of $0.2 million in the Adjusted EBITDA* of the Nutrition segment (as a result of decreased revenues of krill and PS products, partially offset by increased sales of INFAT) and by a decrease of $1.1 million in the Adjusted EBITDA* of the VAYA Pharma segment (primarily as a result of the wholesalers decreasing their inventory levels and, to a lesser extent, to increased operating expenses). A reconciliation of Adjusted EBITDA* to net income is set forth below.

Net income for the first quarter of 2017 decreased to $25,000, or $0.00 per diluted share, from $1.4 million, or $0.06 per diluted share, for the first quarter of 2016.

Non-GAAP net income* for the first quarter of 2017 decreased 63.4% to $0.8 million, or $0.03 per diluted share, from $2.1 million, or $0.09 for the first quarter of 2016. A reconciliation of Non-GAAP net income* to net income is set forth below.

Below is segment information for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31, 2017
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,331	$2,758	$17,089	$(5,091)	$11,998
Cost of revenues(2)	7,850	554	8,404	(4,866)	3,538
Gross profit(2)	6,481	2,204	8,685	(225)	8,460
Operating expenses(2)	3,054	4,852	7,906	—	7,906
Depreciation and amortization	559	147	706
Adjusted EBITDA(3)	$3,986	$(2,501)	$1,485

	Three Months Ended March 31, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,022	$3,124	$17,146	$(3,180)	$13,966
Cost of revenues(2)	7,138	541	7,679	(3,083)	4,596
Gross profit(2)	6,884	2,583	9,467	(97)	9,370
Operating expenses(2)	3,292	4,082	7,374	—	7,374
Depreciation and amortization	567	81	648
Adjusted EBITDA(3)	$4,159	$(1,418)	$2,741

____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP. We recognize two sources of income from the JV arrangement. First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final INFAT product by AL to its customers. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended March 31, 2017 and 2016, sales of enzymes to the joint venture partner amounted to $5.1 million and $4.2 million, respectively. Second, we also record our share of Advanced Lipids profits under the equity method of accounting. The Advanced Lipids profits that are shared between us and our partner, AarhusKarlshamn AB (AAK), are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of March 31, 2017, the Company had $73.8 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $75.7 million as of December 31, 2016), and $30.5 million in other working capital items (compared to $29.5 million as of December 31, 2016) and no debt.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. EDT to discuss the financial results for the first quarter of 2017. Listeners in North America may dial +1 877-359-9508 and international listeners may dial +1 224-357-2393 along with confirmation code 17202050 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/qhzwbm72 and will be archived online within one hour of its completion.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; new Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated, affecting the ability of our customers to market infant nutrition products containing INFAT®, which could adversely affect our revenues and results of operations; we rely on our Swedish joint venture partner to manufacture INFAT®; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; our inventories include sensitive compounds which may face spoilage or obsolescence; our inability to manage our inventory levels, in particular our high level of inventory relative to sales of our products, may have an adverse effect on our profitability; a significant portion of the sales of our INFAT® product is to a small number of customers and if such customers were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; the demand for premium products based on omega-3, and, in particular, krill oil, has declined in the past and may decline in the future, which may result in intense competition and price pressure; variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations; our offering of products as "medical foods" may be challenged by regulatory authorities; the outcome of the Company's discussions with the FDA relating to the Import Alert; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products and if we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected; we anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments; our results are subject to quarterly fluctuations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could require us to pay royalties; unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; if we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; our dependence on international sales, which expose us to risks associated with the business environment in those countries; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business. Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors. Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended March 31,
	2017	2016
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$1,485	$2,741
Accounting for joint venture	(225)	(97)
Depreciation and amortization	(706)	(648)
Share-based compensation expense	(741)	(647)
Operating income (loss)	(187)	1,349
Financial income – net	(153)	(154)
Income (loss) before taxes on income	(34)	1,503
Taxes on income	(116)	(126)
Share in profits of equity investee	175	71
Net income	$25	$1,448

	Three Months Ended March 31,
	2017	2016
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$766	$2,095
Share-based compensation expenses	(741)	(647)
Net income	$25	$1,448

	Three Months Ended March 31,
	2017	2016
	U.S. dollars
Reconciliation of Non-GAAP diluted earnings per share to GAAP diluted earnings per share:
Non-GAAP diluted earnings per share	$0.03	$0.09
Share-based compensation expenses	(0.03)	(0.03)
GAAP diluted earnings per share	$0.00	$0.06

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2017	2016
	U.S. dollars in thousands (except per share data)
NET REVENUES	$11,998	$13,966
COST OF REVENUES *	(3,575)	(4,636)
GROSS PROFIT	8,423	9,330
OPERATING EXPENSES:
Research and development – net *	2,231	1,899
Selling and marketing *	4,588	4,317
General and administrative *	1,791	1,765
Total operating expenses	8,610	7,981
OPERATING INCOME (LOSS)	(187)	1,349
FINANCIAL INCOME – net	153	154
INCOME (LOSS) BEFORE TAXES ON INCOME	(34)	1,503
TAXES ON INCOME	(116)	(126)
SHARE IN PROFITS OF EQUITY INVESTEE	175	71
NET INCOME	$25	$1,448
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	$33	$67
Unrealized loss on marketable securities	100	156
Cash flow hedge	(146)	(67)
TOTAL COMPREHENSIVE INCOME	$12	$1,604
EARNINGS PER SHARE:
Basic	$0.00	$0.06
Diluted	$0.00	$0.06
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	22,899,235	22,671,302
Diluted	22,530,440	22,356,939

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$37	$40
Research and development - net	101	99
Selling and marketing	220	213
General and administrative	383	295
	$741	$647

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,157	$7,581
Short-term bank deposits and marketable securities	33,694	34,934
Accounts receivable:
Trade	10,999	10,038
Other	2,308	2,027
Inventories	26,393	26,331
Total current assets	81,551	80,911
NON-CURRENT ASSETS:
Investment in equity investee	1,921	1,715
Marketable securities	31,977	33,152
Intangibles, long-term deposits and other	2,625	1,027
Funds in respect of retirement benefits obligation	1,117	1,136
Total non-current assets	37,640	37,030
PROPERTY, PLANT AND EQUIPMENT:
Cost	43,258	42,673
Less - accumulated depreciation and amortization	14,330	13,665
	28,928	29,008
Total assets	$148,119	$146,949
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,689	$5,126
Other	4,545	3,803
Total current liabilities	9,234	8,929
LONG-TERM LIABILITY -
Retirement benefits obligation	1,486	1,420
Total liabilities	10,720	10,349
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	127,801	127,014
Accumulated other comprehensive loss	(449)	(436)
Retained earnings	9,989	9,964
Total shareholders' equity	137,399	136,600
Total liabilities and shareholders' equity	$148,119	$146,949

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2017	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$25	$1,448
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	706	648
Share in profits of equity investee	(175)	(71)
Share-based compensation expense	741	647
Change in inventories	(62)	(1,018)
Change in accounts receivable	(1,386)	1,182
Change in accounts payable and accruals	251	414
Change in other non-current assets	54	(32)
Change in retirement benefits obligation	116	126
Net cash provided by operating activities	270	3,344
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and Intangibles	(2,164)	(683)
Investment in bank deposits and marketable securities	(11,936)	(18,339)
Long-term deposits	(6)	21
Proceeds from sale of marketable securities	14,397	5,712
Change in funds in respect of retirement benefits obligation	(31)	(28)
Net cash provided by (used in) investing activities	260	(13,317)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	46	21
Net cash provided by financing activities	46	21
NET CHANGE IN CASH AND CASH EQUIVALENTS	576	(9,952)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	7,581	21,987
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$8,157	$12,035

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
 alobo@theruthgroup.com